SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13G**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                        Onyx Acceptance Corporation
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                 682914106
                              (Cusip Number)

                             December 31, 1998
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 668,275 shares, which constitutes approximately 10.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,168,754 shares outstanding (according to information provided to us by the Issuer).

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CUSIP No. 682914106

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 163,855 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 163,855 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,855

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 2.7%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
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CUSIP No. 682914106

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 252,210 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 252,210 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     252,210

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 4.1%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.
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CUSIP No. 682914106

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: 252,210
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 252,210
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     252,210

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 4.1%


12.  Type of Reporting Person: IN

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 19, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share, of Onyx Acceptance Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     BMT

     Pursuant to Rule 13d-3(a), BMT is the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     SRBMT

     Pursuant to Rule 13d-3(a), SRBMT is the beneficial owner of 252,210 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     LMB

     Pursuant to Rule 13d-3(a), LMB is the beneficial owner of 252,210 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     Controlling Persons

     As the sole trustee and one of two trustors of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As one of two trustors of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As a trustee and the sole trustor of SRBMT, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 252,210 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,210 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,210 shares of the Stock.

     Controlling Persons

     In his capacity as the sole trustee of the BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     NLB has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,210 shares of the Stock.

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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:     January 4, 1999


                                /s/ W. R. Cotham
                               W. R. Cotham,
                               Attorney-in-Fact for:

                               THE BASS MANAGEMENT TRUST (1)
                               SID R. BASS MANAGEMENT TRUST (2)
                               LEE M. BASS (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

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                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.